Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

INVESTMENT IN PARTNERSHIP THROUGH EQUITY INVESTMENT PLAN

The Board announces that the Company intends to contribute no more than RMB3,000,000,000 to the Equity Investment Plan established by CLI and enter into the Entrustment Contract with CLI by 30 September 2023 for such purpose. All funds under the Equity Investment Plan will be used for the subscription of limited partnership interest in the Partnership. CLI has, on behalf of the Equity Investment Plan and as a Limited Partner, entered into the Partnership Agreement with Jiaotou Jinshi (as the General Partner and managing partner), and JCIG and Jiangxi Fund (each as a Limited Partner) on 24 November 2022. China Life Jinshi will serve as the Manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 100% of the equity interest in CLI, and indirectly holds 100% of the equity interest in China Life Jinshi, each of CLI and China Life Jinshi is a connected person of the Company. Jiaotou Jinshi is held as to 70% by China Life Jinshi, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Jinshi, the Manager of the Partnership, and the executive performance fee payable to Jiaotou Jinshi, the managing partner of the Partnership, on an aggregated basis, are less than 0.1%, the arrangement for the payment of management fee and executive performance fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company intends to contribute no more than RMB3,000,000,000 to the Equity Investment Plan established by CLI and enter into the Entrustment Contract with CLI by 30 September 2023 for such purpose. All funds under the Equity Investment Plan will be used for the subscription of limited partnership interest in the Partnership. CLI has, on behalf of the Equity Investment Plan and as a Limited Partner, entered into the Partnership Agreement with Jiaotou Jinshi (as the General Partner and managing partner), and JCIG and Jiangxi Fund (each as a Limited Partner) on 24 November 2022. China Life Jinshi will serve as the Manager of the Partnership.

PRINCIPAL TERMS OF THE ENTRUSTMENT CONTRACT

Parties

•	Entrusting party: the Company

•	Trustee: CLI

Establishment of the Equity Investment Plan

The Equity Investment Plan is established by CLI to raise the total funds of RMB5,000,000,000, of which no more than RMB3,000,000,000 shall be contributed by the Company. The remaining balance of the funds under the Equity Investment Plan will be contributed by the investors who are independent third parties. The capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Investment Targets

All funds under the Equity Investment Plan will be used for the subscription of limited partnership interest in the Partnership.

Term

Unless extended in accordance with the Entrustment Contract, the Equity Investment Plan shall have a term of 13 years, including the investment period of ten years and the exit period of three years.

Management Fee

During the term of the Equity Investment Plan, CLI will charge a management fee to the Company at the fee rate of 0.15% per annum in respect of the investment and management services provided by it under the Equity Investment Plan.

The arrangement for the payment of management fee by the Company to CLI as described above falls into the scope of continuing connected transactions under the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds entered into between the Company and CLI, and such management fee shall be included in the annual caps of the relevant years under the agreement. For details, please refer to the announcement of the Company dated 28 October 2021 and the circular of the Company dated 30 November 2021.

Profit Distribution

Subject to receipt by the Equity Investment Plan of profit distributions from the Partnership and after deduction of all taxes and fees in relation to the Equity Investment Plan, CLI shall pay the profits to the Company and other investors in proportion to their respective capital contributions in the Equity Investment Plan.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partner and managing partner: Jiaotou Jinshi

•	Limited Partners: CLI (on behalf of the Equity Investment Plan), JCIG and Jiangxi Fund

Capital Contribution and Payment

The total capital contribution by all partners of the Partnership shall be RMB10,001,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage

Jiaotou Jinshi	General Partner	RMB1,000,000	0.01%
CLI (on behalf of Equity Investment Plan)	Limited Partner	RMB5,000,000,000	49.995%
JCIG	Limited Partner	RMB4,000,000,000	39.996%
Jiangxi Fund	Limited Partner	RMB1,000,000,000	9.999%
Total		RMB10,001,000,000	100%

CLI (on behalf of the Equity Investment Plan and as a Limited Partner) shall make its capital contribution by instalment according to the requirements specified in the demand note issued by the Manager for payment of the capital contribution. The Manager shall issue the demand note for payment of the capital contribution to all the Limited Partners at least ten business days in advance.

Term

Unless otherwise resolved by the partners at a partners’ meeting, the Partnership shall have a term of 13 years from the payment due date set forth in the first demand note for payment to be served by the Manager to the Limited Partners, including the investment period of ten years and the exit period of three years.

Management

Jiaotou Jinshi, the General Partner, shall serve as the managing partner, which shall be responsible for the executive functions and investment operations of the Partnership. The Partnership shall pay an executive performance fee to the managing partner on an annual basis, which shall be shared by all the Limited Partners. The amount of the annual executive performance fee shall be 0.11% of the balance of the paid-in capital contributions of all the Limited Partners.

China Life Jinshi will serve as the Manager of the Partnership for the provision of daily operation and investment management services to the Partnership. The Partnership shall pay a management fee to the Manager in relation to such services on an annual basis, which shall be shared by all the Limited Partners. The amount of the annual management fee shall be 0.11% of the balance of the paid-in capital contributions of all the Limited Partners.

The Partnership shall establish an investment advisory committee comprising three members, and each of the Limited Partners shall have the right to appoint one member. The investment advisory committee shall be mainly responsible for dealing with any matters involving potential conflicts of interest and related party transactions, and considering the legal compliance of the investment projects of the Partnership. All matters considered by the investment advisory committee shall be unanimously approved by all of its members.

The Partnership shall establish an investment decision committee comprising five members, of which China Life Jinshi shall have the right to nominate two members, and JCIG shall have the right to nominate three members. The investment decision committee shall be mainly responsible for the decision making with respect to the investment of the Partnership and its exit from investment projects. All matters considered by the investment decision committee shall be approved by over three-fifths of the votes of its members.

Investment Scope and Restrictions

Subject to compliance with the regulatory requirements under applicable laws and regulations with respect to investment by insurance funds, the Partnership will primarily invest in highway projects in Jiangxi Province, the PRC, with particular focus on the projects satisfying the following requirements:

•

The investment projects of the Partnership shall comply with national policies, such as the Opinions on Supporting High-quality Development of Highway Transportation by Banking and Insurance Industries (Yin Bao Jian Fa [2022] No. 8) issued by the CBIRC and the Ministry of Transport, and the approval procedures for the establishment, development, construction and operation of the investment projects have been passed, and the construction permits and related licenses and documents of the projects have been obtained, in each case in light of the progress of the projects;

•

The investment projects of the Partnership shall have a relatively high economic value and good social impacts, which shall be in line with the national and regional development plans as well as the policies in relation to industry, land, environmental protection and energy conservation, etc.;

•	The capital ratio of each investment project of the Partnership shall not be less than 20% of the total investment amount of the project;

•

Unless reviewed and approved by the investment decision committee, the investment amount of the Partnership in any single project shall, in principle, not exceed 50% of the total capital contribution by all partners;

•	In principle, the estimated annual internal rate of return of the investment projects shall not be lower than 6%;

•	In principle, the duration of the investment projects of the Partnership shall not be shorter than the term of the Partnership.

Profit Distribution

The distributable profits of the Partnership shall be distributed to all partners: (i) on an annual basis by way of annual profit distribution, and (ii) at the time of exit from an investment project by way of exit profit distribution.

(i)	The annual profit distribution shall be made in the following order:

(a)

the distributable profits shall first be distributed to CLI (on behalf of the Equity Investment Plan), until it has obtained the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution;

(b)

the balance (if any) shall be distributed to JCIG and Jiangxi Fund, respectively, until each of them has obtained the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution;

(c)	the balance (if any) shall be distributed to Jiaotou Jinshi, until it has obtained the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution.

(ii)	The exit profit distribution shall be made in the following order:

(a)

the distributable profits shall first be distributed to CLI (on behalf of the Equity Investment Plan), until it has obtained, on a cumulative basis, the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution to the investment project from which the Partnership has exited (including the profits obtained by CLI (on behalf of the Equity Investment Plan) under paragraph (i)(a) above), and also recovered its paid-in capital contribution to such investment project;

(b)

the balance (if any) shall be distributed to JCIG and Jiangxi Fund, respectively, until each of them has obtained, on a cumulative basis, the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution to the investment project from which the Partnership has exited (including the profits obtained by JCIG and Jiangxi Fund under paragraph (i)(b) above), and also recovered its paid-in capital contribution to such investment project;

(c)

the balance (if any) shall be distributed to Jiaotou Jinshi, until it has obtained, on a cumulative basis, the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution to the investment project from which the Partnership has exited (including the profits obtained by Jiaotou Jinshi under paragraph (i)(c) above), and also recovered its paid-in capital contribution to such investment project;

(d)

In the event of any remaining distributable profits upon exit by the Partnership from its last investment project and completion of the profit distribution described above, such profits shall be distributed between JCIG and Jiangxi Fund at a ratio of 8:2 (with respect to the portion of profits representing a rate of return between 6% and 9%), and by and among CLI (on behalf of the Equity Investment Plan), JCIG, Jiangxi Fund and Jiaotou Jinshi at a ratio of 4:3:1:2 (with respect to the portion of profits representing a rate of return of over 9%).

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the Limited Partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the General Partner shall bear the unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Partnership will primarily invest in highway projects in Jiangxi Province, the PRC. The highway industry is the industry supported by the national policies, which is in conformity with the Outline for the Construction of Nation with Strong Transportation System issued by the State Council and the national strategic planning for facilitating the coordinated regional development of the Yangtze River Economic Belt. Highway projects generate stable cash flow with a long operation duration, which aligns with the nature and investment preference of insurance funds.

JCIG has a leading position in the investment and construction of highways and the operation of highway industry in Jiangxi Province. With significant regional advantages, abundant resources and extensive experience in the investment, construction and operation of highways, JCIG is highly competitive in the market. The Company can, through the Transaction, cooperate with the industry frontrunner in the highway transportation sector of Jiangxi Province and obtain investment income.

The Transaction can improve the efficiency of the Company in utilizing insurance funds, give play to the professional ability of CLI, and help capitalize on the investment advantages of fund portfolios.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Bai Tao, Mr. Zhao Peng and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include: (a) the changes in macro-control policy, financial and taxation policy, industrial policy, laws and regulations, and economic cycle of relevant markets, as well as the changes in competitive landscape of regional markets, which may have impacts on the value of projects invested by the Partnership, and (b) the operating risk arising from the management and operation by the General Partner and the Manager of the assets of the Partnership.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 100% of the equity interest in CLI, and indirectly holds 100% of the equity interest in China Life Jinshi, each of CLI and China Life Jinshi is a connected person of the Company. Jiaotou Jinshi is held as to 70% by China Life Jinshi, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Jinshi, the Manager of the Partnership, and the executive performance fee payable to Jiaotou Jinshi, the managing partner of the Partnership, on an aggregated basis, are less than 0.1%, the arrangement for the payment of management fee and executive performance fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLI is a wholly-owned subsidiary of CLIC, with a registered capital of RMB3,700 million. Its principal business includes: the management of funds in RMB and foreign currency entrusted by principals under entrustment, engagement in alternative investment business, management and application of its own funds in RMB and foreign currency, business involving insurance asset management products such as debt investment schemes and equity investment plans, provision of consulting services relating to asset management, as well as other businesses approved by the CBIRC and other departments of the State Council. CLI focuses on alternative investments, and its scope of investment covers equity investment, real estate investment, infrastructure investment, special opportunity investment, inclusive finance and other fields. As at 31 December 2021, the audited total assets and net assets of CLI were RMB25,110 million and RMB18,640 million, respectively. The revenue and net profit for 2021 was RMB4,897 million and RMB1,648 million, respectively. As at 30 June 2022, the unaudited total assets and net assets of CLI were approximately RMB25,490 million and approximately RMB19,245 million, respectively. The revenue and net profit for the first half of 2022 were approximately RMB1,464 million and approximately RMB570 million, respectively.

China Life Jinshi is a wholly-owned subsidiary of CLI, with a registered capital of RMB200 million. China Life Jinshi obtained the qualification of private equity fund manager from the Asset Management Association of China in April 2018, and received the Notice for the Registration of Insurance Private Equity Funds in January 2020, thus qualifying as an insurance private equity fund manager. The scope of business of China Life Jinshi includes: asset management (exclusive of projects subject to approval), investment consulting services, corporate investment with its own funds, investment management services, equity investment, and equity investment management. China Life Jinshi is a platform for professional investment management of funds within CLIC for the special opportunity and inclusive financing sector. As at 31 December 2021, the audited total assets and net assets of China Life Jinshi were approximately RMB121,109,900 and approximately RMB96,451,100, respectively. The revenue and net profit for 2021 were approximately RMB24,197,500 and approximately RMB1,803,400, respectively. As at 31 December 2022, the unaudited total assets and net assets of China Life Jinshi were approximately RMB106,571,800 and approximately RMB96,511,500, respectively. The revenue and net profit for 2022 were approximately RMB21,751,700 and approximately RMB610,400, respectively.

Jiaotou Jinshi is held as to 70% by China Life Jinshi and 30% indirectly by JCIG. Established in September 2022 and with a registered capital of RMB10 million, Jiaotou Jinshi is primarily engaged in investment activities with its own funds and provision of asset management services for projects invested by its own funds.

JCIG is a large state-owned enterprise established with the approval of the People’s Government of Jiangxi Province, and is primarily engaged in the construction, operation and management of high- grade highways in Jiangxi Province. Its businesses are mainly divided into four segments, namely investment, construction and operation of transport infrastructure, engineering construction, financial investment and development of road area resources. As at the date of this announcement, JCIG is held as to 90% by the Department of Transportation of Jiangxi Province and 10% indirectly by the Department of Finance of Jiangxi Province.

Jiangxi Fund is a private equity investment fund established by the Department of Transportation of Jiangxi Province, with the Department of Transportation of Jiangxi Province as its sole limited partner and a private equity fund management company wholly owned by JCIG as its general partner.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Jinshi”	國壽金石資產管理有限公司 (China Life Jinshi Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLI”	國 壽 投 資 保 險 資 產 管 理 有 限 公 司 (China Life Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLIC”	中 國 人 壽 保 險 （ 集 團 ）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Entrustment Contract”	the entrustment contract to be entered into by the Company with CLI in respect of the contribution of capital to the Equity Investment Plan

“Equity Investment Plan”	國壽投資 – 新贛壹號股權投資計劃 (CLI – Xingan No. 1 Equity Investment Plan), an equity investment plan established by CLI

“General Partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being Jiaotou Jinshi

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“JCIG”	江 西 省 交 通 投 資 集 團 有 限 責 任 公 司 (Jiangxi Communications Investment Group Co., Ltd.), a company established under the laws of the PRC with limited liability

“Jiangxi Fund”	江 西 交 通 發 展 基 金 （ 有 限 合 夥 ） ( Jiangxi Transportation Development Fund (Limited Partnership)), a limited partnership established under the laws of the PRC

“Jiaotou Jinshi”

江西交投金石交通投 資管理有限公司 (Jiangxi Jiaotou Jinshi Transportation and Investment Management Co., Ltd.), a company established under the laws of the PRC with limited liability, which is held as to 70% by China Life Jinshi

“Limited Partner”

the partner in the Partnership with limited liability up to the amount of its capital contribution under the Partnership Agreement, being CLI (on behalf of the Equity Investment Plan), JCIG and Jiangxi Fund

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Manager”	the entity that provides daily operation and investment management services to the Partnership, being China Life Jinshi

“Ministry of Transport”	the Ministry of Transport of the People’s Republic of China

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Partnership”	江 西 交 投 高 速 公 路 投 資 基 金 （ 有 限 合 夥 ） (Jiangxi Jiaotou Expressway Investment Fund (Limited Partnership)), a limited partnership established under the laws of the PRC

“Partnership Agreement”

the partnership agreement entered into by CLI (on behalf of the Equity Investment Plan and as a Limited Partner) with Jiaotou Jinshi (as the General Partner), and JCIG and Jiangxi Fund (each as a Limited Partner) on 24 November 2022 in respect of the formation of the Partnership

“Transaction”	the investment to be made by the Company in the Partnership through the Equity Investment Plan

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 March 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie